[LETTERHEAD OF CHAPMAN AND CUTLER LLP]

July 22, 2016

VIA EDGAR CORRESPONDENCE

Karen Rossotto, Esq.
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	The Integrity Funds File Nos. 033-53698 and 811-07322

Dear Ms. Rossotto:

We received your comments via telephonic conference on July 5, 2016 regarding Post-Effective Amendment No. 88 (the “Amendment”) to the Registration Statement for The Integrity Funds (the “Trust”) filed on May 18, 2016 pursuant to Rule 485(a)(1) under the Securities Act of 1933 (the “1933 Act”), with respect to a new class of shares (i.e., Class I shares) for each series of the Trust. The series of the Trust are: Williston Basin/Mid-North America Stock Fund (the “WB/MNAS Fund”); Integrity Growth & Income Fund (the “Growth & Income Fund”); Integrity High Income Fund (the “High Income Fund”); Integrity Dividend Harvest Fund (the “Dividend Harvest Fund”); and Integrity Energized Dividend Fund (the “Energized Dividend Fund”; each of the foregoing is a “Fund” and collectively, they are the “Funds”). The Funds’ prospectus (“Prospectus”) and statement of additional information (“SAI”) have been revised to respond to your comments.

PROSPECTUS

COMMENT 1

With respect to the WB/MNAS Fund, in light of the description of such Fund’s principal investment strategies under the heading “Principal Investment Strategies” in its Fund Summary, which indicates that it invests a significant amount of its assets (although not exclusively) in companies it believes to have investment potential in the natural resources area (primarily energy and to a lesser extent, agriculture and minerals), please confirm that, in contrast to the Energized Dividend Fund, the WB/MNAS Fund is not concentrated.

RESPONSE TO COMMENT 1

Viking Fund Management, LLC (the “Adviser”) has confirmed that the WB/MNAS Fund is not concentrated.

COMMENT 2

With respect to the Fund Summary for the WB/MNAS Fund, please indicate in the discussion under the heading “Principal Investment Strategies” that the Fund may invest in stocks of companies of small, medium and large capitalizations.

RESPONSE TO COMMENT 2

The Prospectus has been revised in accordance with this comment.

COMMENT 3

With respect to the “Principal Risks” section of the Fund Summary for the WB/MNAS Fund:

(a)	Please add disclosure for “value stocks risk.”

(b)	In the discussion of geographic or regional risk, please indicate that the Fund will be susceptible to events negatively affecting the Region.

(c)

In light of the disclosure of risks of legislation and regulatory initiatives relating to hydraulic fracturing, please add a reference in the Principal Investment Strategies discussion to companies that engage in hydraulic fracturing.

(d)

Regarding the disclosure of the risks of the basic materials sector; risks of precious metals; risks of metals and mining; and high portfolio turnover risks, if these should be included as principal risks, please add a corresponding reference to the description of the Fund’s principal investment strategies; otherwise, please move these risks to the later discussion of risks in the Prospectus.

(e)

Please consider whether the risks of foreign securities should be limited to risks of Canadian securities and/or if disclosure regarding investments specifically in Canadian securities should be added.

RESPONSE TO COMMENT 3

(a)	The Prospectus has been revised in accordance with this comment.

(b)	The Prospectus has been revised in accordance with this comment.

(c)	The Prospectus has been revised in accordance with this comment.

(d)	In response to this comment, the Adviser has confirmed that the risks referenced are not principal risks and should therefore be moved to the later discussion of risks in the Prospectus.

(e)

The Adviser has confirmed that the level of investments in Canadian securities do not warrant having specific risk disclosure pertaining to Canada. The Adviser has also indicated that investments in foreign issuers are typically investments in depositary receipts. Therefore, both the principal investment strategies discussion and risk disclosure have been clarified.

COMMENT 4

With respect to the WB/MNAS Fund, in the Average Annual Total Returns table under the heading “Fund Performance” in the Fund Summary, please move the line for the S&P Composite 1500 Energy TR Index (i.e., the more specific index) so that it follows the Russell 3000 Index (the more general index).

RESPONSE TO COMMENT 4

The Prospectus has been revised in accordance with this comment.

COMMENT 5

For each Fund where the existence of a contractual expense limitation agreement is disclosed in a footnote to its fee and expense table in the Fund Summary, please confirm that the agreement will be in effect for at least one year following the effective date of the Amendment and that there is no recoupment provision.

RESPONSE TO COMMENT 5

The Adviser has confirmed that each contractual expense limitation agreement will be in effect for at least one year following the effective date of the Amendment (i.e., until April 30, 2018) and that there is no recoupment provision.

COMMENT 6

With respect to the Growth & Income Fund and the disclosure under the heading “Principal Risks” in the Fund Summary, please (a) add disclosure regarding growth stocks risks and (b) move disclosure regarding high portfolio turnover risk to the later discussion of risks in the Prospectus if it is not related to a principal investment strategy.

RESPONSE TO COMMENT 6

The Prospectus has been revised in accordance with this comment.

COMMENT 7

With respect to the High Income Fund, in the first paragraph under the heading “Principal Investment Strategies,” what is the significance of the term “non-diversified group.” Does “non-diversified” have a meaning different than it does under the Investment Company Act of 1940? (See the second paragraph under “Principal Investment Strategies”.)

RESPONSE TO COMMENT 7

In response to this comment, the term “non-diversified” has been deleted from the first paragraph where it appeared before the word “group.” It appears to be unnecessary in light of the later statement that the Fund is non-diversified and the corresponding risk disclosure.

COMMENT 8

With respect to the High Income Fund, in the disclosure of lower-quality debt risk under the heading “Principal Risks,” please add a reference to the term “junk bonds.”

RESPONSE TO COMMENT 8

The Prospectus has been revised in accordance with this comment.

COMMENT 9

With respect to the Dividend Harvest Fund and the disclosure of risks of stocks of development stage and small capitalization companies under the heading “Principal Risks” in the Fund Summary, please add a reference to development stage companies in the description of the Fund’s principal investment strategies, if appropriate; otherwise, please move the disclosure of development stage companies risk to the later discussion of risks in the Prospectus. Also, please confirm whether emerging markets risk is relevant to this Fund and add related disclosure, if appropriate.

RESPONSE TO COMMENT 9

The Adviser has considered the comment and concluded that development stage companies risk and emerging markets risk are not relevant to the Dividend Harvest Fund. Accordingly, the Prospectus has been revised to remove disclosure relating to development stage companies risk, and disclosure pertaining to emerging markets risk has not been added.

COMMENT 10

With respect to the Fund Summary for the Energized Dividend Fund, please confirm that the description of the Fund’s investments in foreign issuers under the heading “Principal Investment Strategies” and the related risk disclosure under the heading “Principal Risks” are accurate and appropriate, and that emerging markets are not part of a principal investment strategy or a principal risk. Additionally, please consider whether disclosure of “concentration risk” should be added (either in addition to, or in place of, “sector and sector weightings risk”).

RESPONSE TO COMMENT 10

The Adviser has considered this comment and confirmed that the description of the Fund’s investments in foreign issuers under the heading “Principal Investment Strategies” and the related risk disclosure under the heading “Principal Risks” are accurate and appropriate, and that emerging markets are not part of a principal investment strategy or a principal risk. At the Adviser’s direction, emerging markets risk has also been deleted as a non-principal risk for this Fund. Additionally, the current disclosure for “sector and sector weightings risk” has been modified and is now captioned “concentration risk.”

COMMENT 11

With respect to the five portfolio managers listed in the Fund Summary for the Energized Dividend Fund, please confirm that each is jointly and primarily responsible.

RESPONSE TO COMMENT 11

The Adviser has considered this comment and confirmed that each of the five portfolio managers listed is jointly and primarily responsible.

COMMENT 12

With respect to the discussion included under the heading “Temporary Defensive Positions, Cash Management Investments, and Certain Other Investments” in the Prospectus:

(a)	In connection with the last sentence of the third paragraph, please add disclosure to indicate that the referenced instruments are not part of a principal investment strategy.

(b)	In connection with the fifth paragraph relating to the High Income Fund, do the convertible securities include contingent convertible securities?

(c)

With respect to the Energized Dividend Fund, please add a description of non-principal investments that corresponds to the non-principal risks that are disclosed for such Fund (e.g., development stage companies, emerging markets, preferred stocks and special situations companies).

RESPONSE TO COMMENT 12

(a)	The Prospectus has been revised in accordance with this comment.

(b)

The High Income Fund’s sub-adviser has advised that it does not generally view convertible securities as including contingent convertible securities; however, it does not view contingent convertible securities as being a prohibited investment.

(c)	The Prospectus has been revised in accordance with this comment.

SAI

COMMENT 13

In the second sentence of the last paragraph under the heading “Investment Restrictions,” please add a reference to “or group of industries” to be consistent with the related statute.

RESPONSE TO COMMENT 13

The SAI has been revised in accordance with this comment.

EDGAR/FILING MATTERS

As discussed, with respect to the Amendment, the Trust submitted two 485APOS filings on May 18, 2016. The first filing included incorrect series and class information and, on July 15, 2016, the Registrant filed a Form AW to withdraw such filing. Additionally, on July 14, 2016, the Trust filed a 485BXT delaying the effective date of the Amendment until August 1, 2016. Also, because class identifiers were not included with respect to the Dividend Harvest Fund in the second 485APOS filing filed on May 18, 2016 (which was not withdrawn), as discussed, the Trust intends to supersede the Amendment by filing a new 485APOS filing (expected to be filed today) that will include class identifiers for each of the five series of the Registrant and to seek acceleration to July 29, 2016 through a separate request letter.

TANDY ACKNOWLEDGEMENT

In connection with the Trust’s Registration Statement, the Trust has advised us that it acknowledges that:

•	the Trust is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and

•	the Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at (312) 845-3446 if you have additional comments or wish to discuss any of the foregoing responses. Thank you.

Very truly yours,

CHAPMAN AND CUTLER LLP

By: /s/Suzanne M. Russell

Suzanne M. Russell